UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On December 26, 2012, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held a Special Meeting of its Shareholders (the “Special Meeting”). The proxy statement for the Special Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on November 13, 2012. The sole proposal brought before the shareholders at the Special Meeting was the election of Dr. Yitzhak Peterburg to serve as a Class I director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014. This proposal was approved by the shareholders at the Special Meeting.

Dr. Peterburg has served as a consultant to the Company since October, 2012. He currently serves on the Board of Directors of TEVA Pharmaceuticals (“TEVA”), prior to which he served as TEVA’s Senior Vice President, Head of Global Branded Products, prior to which he served on the board of TEVA. Prior to his positions with TEVA, Dr. Peterburg was President and CEO of Cellcom, one of Israel's leading cellular companies. Between the years of 1990 to 2002, Dr. Peterburg was with Clalit Health Services, a non-governmental, not-for-profit organization that provides comprehensive health services to more than 55% of the Israeli population. From 1997 to 2002 he served as General Manager (CEO) for Clalit Health Services and from 1990 to 1997 he held a series of senior executive positions including Head, Health Policy Division and Chief Information Officer, Medical Division. Among his many positions at Clalit, from 1995-1997, Dr. Peterburg served as CEO of Soroka University Medical Center, Beer-Sheba, Israel, one of the biggest university hospitals in Israel. Dr. Peterburg received an M.D. from the Hebrew University of Jerusalem, and holds a Ph.D. in health services administration from the Columbia University School of Public Health in New York and a master's degree in information systems from the London School of Economics.

As a director of the Company, Dr. Peterburg is entitled to receive remuneration as paid to the other directors of the Company, which includes: (1) US $20,000 plus VAT per year, paid in equal quarterly installments, and US $7,500 plus VAT per committee on which the director serves, and (2) a fee of US $250 plus VAT for every Board or committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions. In addition, in accordance with the director compensation policy each director is entitled to receive: (1) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the shareholders’ meeting approving the options, vesting in equal installments annually over a period of three years beginning on the date of the shareholders meeting approving the options, and (2) 5,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve months period in office as a director beginning on the date of the shareholders meeting approving the options. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)), except that the exercise period of the options and RSUs upon termination shall be six months. Dr. Peterburg has been appointed to the Board of Directors’ Research and Development Committee as well as the Nomination and Governance Committee.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-1776705 and 333-185338.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 27, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer